Exhibit d.ii

Accelerated Death Benefit Rider For Terminal Illness

PART OF POLICY NO. ISSUE DATE OF THIS RIDER

This rider provides that an accelerated death benefit payment may be made under this policy. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Benefits payable under this rider may be taxable. The Owner should seek tax advice prior to requesting an accelerated death benefit payment.

An accelerated death benefit payment will not be allowed if the Owner is required to request the payment by any third party (including any creditor, governmental agency, trustee in bankruptcy, or any other person) or as the result of a court order.

This rider does not provide for long-term care insurance or for nursing-home care insurance.

Rider Benefit	Subject to the terms of this rider, an accelerated death benefit will be paid to the Owner upon request once we receive proof that the Insured has a terminal illness.

Accelerated Benefit Payment

In this section we discuss payment of the accelerated death benefit and the amounts used in determining the amount of the payment.

Eligible Amount

The Eligible Amount is the amount of death benefit under this policy that can be considered for acceleration. It will be determined as of the Acceleration Date. This Amount includes the following as of that Date:

•      The amount equal to the excess of:

•      The death benefit payable upon the death of the Insured under the base policy; over

•      The policy value (or account value less surrender charge); and

•      The amount payable upon the death of the Insured under any life insurance rider included with this policy, if that rider provides level or increasing coverage for at least two years after the Acceleration Date.

The Eligible Amount does not include:

•      The amount payable upon the death of the Insured under any life insurance rider that does not provide level or increasing coverage for at least two years after the Acceleration Date; and

•      The amount of any insurance provided under this policy on the life of someone other than the Insured; and

•      The amount of benefit under any accidental death benefit rider.

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Amount To Be Accelerated

Subject to the terms of this rider, the Owner may accelerate any portion of the Eligible Amount up to the maximum limit. The maximum amount to be accelerated is equal to the lesser of:

•      0 75% of the Eligible Amount; and

•      $250,000 minus the total amount accelerated under all other policies issued on the life of the Insured by us and any of our affiliates.

We reserve the right to impose a minimum limit on the amount to be accelerated; if we do so, this limit will not exceed $25,000.

Amount Of Payment

The amount of payment under this rider will be computed based on the amount to be accelerated less:

•      Interest at the annual interest rate we have declared for policies in this class; and

•      A fee of not more than $250.

If required, a detailed statement of the method we use to compute the amount of the accelerated benefit payment has been filed with the insurance department of the state where the rider was delivered.

How We Pay	Payment of the accelerated benefit will be made to the Owner in a lump sum. However, we will not make the payment if we first receive due proof of the Insured’s death; in this case, we will instead pay the death benefit as if no request had been received under this rider.

Effect On Policy

After the accelerated benefit payment is made, this policy will remain in force. Premiums and charges will continue in accordance with the policy provisions.

A lien will be established against this policy. The amount of the lien will be equal to the amount to be accelerated under this rider. Interest will not be charged on the lien. The Owner may not voluntarily repay all or any portion of the lien. However, the amount of the lien will be deducted from the amount of payment under this policy upon the death of the Insured.

Other Definitions And Requirements

Acceleration Date	The Acceleration Date is the first date on which all the requirements for acceleration, except any examination of the Insured by a physician of our choice that we may require, have been met. Our right to require this examination is discussed in the Proof Of Terminal Illness provision below.

Requirements For Acceleration

Before the accelerated benefit can be paid, all of the following requirements must be met:

1.      If this policy is in force after lapse as extended term insurance, it must have been under that lapse option for the entire 12-month period preceding the Acceleration Date.

2.      We must receive at our Principal Administrative Office:

a.      The Owner’s written request for payment of an accelerated death benefit under this policy;

b.      The Insured’s written authorization to release medical records to us; and

c.      The written consent to this request of any assignee and any irrevocable beneficiary under this policy.

3.      We must receive proof, satisfactory to us, that the Insured has a terminal illness.

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Terminal Illness

As used in this rider, “terminal illness” is a medical condition that:

•      Is first diagnosed by a legally qualified physician after the Issue Date of this policy; and

•      With reasonable medical certainty, will result in the death of the Insured within 12 months from the date diagnosed; and

•      Is not curable by any means available to the medical profession.

Proof Of Terminal Illness	Proof of terminal illness is written certification, satisfactory to us, that a legally qualified physician has diagnosed the Insured as having a terminal illness. To establish this proof, we reserve the right to require that the diagnosis be confirmed with examination of the Insured, at our expense, by a physician of our choice. This examination may include any x-rays, blood tests, and other procedures that are reasonable and necessary to determine whether the Insured has a terminal illness. To be acceptable to us, this examination must be completed within 90 days after the date we notify the Owner of this requirement.

Legally Qualified Physician	As used in this rider, a “legally qualified physician” is a person who is licensed by the state in which he or she practices to give advice or treatment for the terminal illness and who is acting within the scope of that license. A legally qualified physician must be someone other than the Owner or the Insured, or a spouse, mother-in-law, father-in-law, stepparent, or natural or adoptive brother, sister, parent, grandparent, or child of the Owner or the Insured.

General Provisions

Rider Part Of This Policy	This rider is made a part of the policy numbered above as of the Issue Date of this rider. If the Issue Date of this rider is not shown above, it is the same as the Issue Date of this policy. All the provisions of this policy apply to this rider, except for those that are not consistent with this rider.

Termination Of This Rider

This rider will end automatically on the date:

1.      An accelerated benefit payment is made; or

2.      This policy terminates for any reason; or

3.      This policy matures; or

4.      This policy is changed to a different policy on which this rider is not available; or

5.      Two years before coverage under this policy is scheduled to terminate.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s written request.

MML BAY STATE LIFE INSURANCE COMPANY

/s/ John V. Murphy	/s/ Ann F. Lomeli
President	Secretary

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